06006519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 29579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wright Investors' Service Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Wheelers Farms Road
(No. and Street)

Milford (City) Connecticut (State) 06460 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Helm (203) 783-4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488 (Address) Shelton (City) Connecticut (State) 06484 (Zip Code)

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAY 10 2006 WASH, D.C. 152

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/6/06

OATH OR AFFIRMATION

I, Eugene Helm, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wright Investors' Service Distributors, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HELEN B. IWASCZYSZYN
NOTARY PUBLIC
My Commission Expires Aug. 31, 2010

Signature

VP & CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Year Ended December 31, 2005

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Year Ended December 31, 2005

CONTENTS

	Page
Independent auditors' report	1
Financial statements:	
Statement of financial condition	2
Statement of operations	3
Statement of shareholder's equity	4
Statement of cash flows	5
Notes to financial statements	6-7
Accompanying information to financial statements:	
Fee revenue	8
Other expenses	8
Computation of net capital pursuant to the uniform net capital rule 15c3-1	9
Exemptive provision under rule 15c3-3 of the Securities and Exchange Commission	10
Independent auditors' report on internal controls	11-12

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants/Business Consultants
FOUR CORPORATE DRIVE · SUITE 488 · SHELTON, CT 06484

James G. Cosgrove, CPA
Walter R. Fulton, CPA
Eric N. Hendlin, CPA
William C. Lesko, CPA
Paul M. Sterczala, CPA
Joseph A. Verrilli, CPA

(203) 929-3535
FAX (203) 929-5470
www.dhls.com

Independent Auditors' Report

Board of Directors
Wright Investors' Service Distributors, Inc.
Milford, Connecticut

We have audited the accompanying statement of financial condition of Wright Investors' Service Distributors, Inc., a subsidiary of The Winthrop Corporation, (the Company), as of December 31, 2005, and the related statements of operations, shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 8-10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5(A) of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dworken, Hillman, LaMorte & Sterczala P.C.

February 11, 2006, *except for*
the Computation of Net Capital
on page 9, as to which the date is May 5, 2006

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

Assets	
Cash	$296,637
Accounts receivable	86,629
Due from parent (Note 2)	260,763
Prepaid expenses	15,575
Total Assets	$659,604
Liabilities and Shareholder's Equity	
Liabilities:	
Accounts payable	$177,065
Shareholder's equity:	
Common stock, $1 par; authorized, issued and outstanding, 1,000 shares	1,000
Capital in excess of par	150,856
Retained earnings	330,683
Total Shareholder's Equity	482,539
Total Liabilities and Shareholder's Equity	$659,604

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2005

Fee revenue (Note 2)	$813,694
Expenses (Note 2)	
Promotional activities	200,937
Commissions to other brokers	213,834
Fund subsidy	31,181
Travel and entertainment	21,869
Other	273,129
	740,950
Income before taxes	72,744
State income tax	3,300
Net income	$ 69,444

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

STATEMENT OF SHAREHOLDER'S EQUITY

	Common Stock			
	Shares	Amount	Capital In Excess of Par	Retained Earnings
Balance, December 31, 2004	1,000	$1,000	$150,856	$261,239
Net income				69,444
Balance, December 31, 2005	1,000	$1,000	$150,856	$330,683

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 69,444
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable	(56,618)
Increase in due from parent	(9,110)
Increase in prepaid expenses	(432)
Increase in accounts payable	59,333
Net cash provided by operating activities	62,617
Net increase in cash	62,617
Cash, beginning	234,020
Cash, ending	$296,637

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2005

1. **Summary of significant accounting policies:**

Description of Company:

The Company is a wholly-owned subsidiary of The Winthrop Corporation ("TWC") and is a member of the National Association of Securities Dealers. The Company does not maintain customer accounts and neither receives nor holds customer securities or funds. The Company acts solely as the principal underwriter and distributor for mutual funds sponsored by TWC and other companies.

The Company is registered as a broker-dealer in every state except Alaska, Hawaii, and Puerto Rico.

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash:

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Accounts receivable:

The Company continuously monitors the creditworthiness of customers and establishes an allowance for amounts that may become uncollectible in the future based on current economic trends, historical payment and bad debt write-off experience, and any specific customer related collection issues.

Income taxes:

The Company files a consolidated tax return with its parent. Income taxes are computed on an individual company basis taking into consideration available tax benefits and credits of other members of the consolidated group.

2. **Related party transactions:**

The Company earned substantially all of its revenue by providing underwriting and distribution services to mutual funds. Several officers of the Company are also officers of the mutual funds.

The Company loans and borrows funds on an as needed basis with TWC. These advances are non-interest bearing and are payable on demand.

Substantially all general and administrative expenses of the Company are paid by TWC. Direct expenses of the Company and allocable common expenses shared with TWC are reimbursed by the Company to TWC.

3. **Net capital requirements:**

Under the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2005, the Company had net capital and minimum net capital requirements of $119,572 and $11,863, respectively. The Company's net capital ratio was 1.50 to 1.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

ACCOMPANYING INFORMATION TO FINANCIAL STATEMENTS

Year Ended December 31, 2005

Fee Revenue	
Mutual fund distribution fees	$426,690
Commissions - non TWC sales	387,004
Total Fee Revenue	$813,694
Other Expenses	
Commissions – non TWC sales	$ 98,809
Depreciation and amortization	1,248
Dues and subscriptions	2,365
Insurance	15,937
Miscellaneous	1,364
Outside services	73,002
Postage	5,067
Printed material and office expenses	10,302
Professional fees	26,310
Property and other taxes	1,243
Regulatory fees	23,381
Rent	9,929
Repair and maintenance	229
Telephone and electric	3,943
Total Other Expenses	$273,129

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO THE

UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2005

Shareholder's equity	$482,539
Less non allowable assets	(362,967)
Net capital	119,572
Minimum net capital required pursuant to Uniform Net Capital Rule 15c3-1	11,863
Excess of net capital over minimum requirements	$107,709
Total aggregate indebtedness	$177,065
Required minimum net capital (6.7% of total aggregate indebtedness or $5,000)	11,863
Ratio of total aggregate indebtedness to net capital	1.5 to 1

Note: There are no material differences between the above computation and the Company's corresponding unaudited December 31, 2005 Form X-17A-5 Part II A filing as amended.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule. In management's opinion, the Company complied with the exemption provisions of Rule 15c3-3 during the year ended December 31, 2005.

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants/Business Consultants
FOUR CORPORATE DRIVE · SUITE 488 · SHELTON, CT 06484

James G. Cosgrove, CPA
Walter R. Fulton, CPA
Eric N. Hendlin, CPA
William C. Lesko, CPA
Paul M. Sterczala, CPA
Joseph A. Verrilli, CPA

(203) 929-3535
FAX (203) 929-5470
www.dhls.com

Report of Independent Auditors' on Internal Controls Required by SEC Rule 17a-5

Board of Directors
Wright Investors' Service Distributors, Inc.
Milford, Connecticut

In planning and performing our audit of the financial statements and supplemental schedules of Wright Investors' Service Distributors, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control. We did this to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

February 11, 2006 Dworken, Hillman, LaMorte & Sterczala P.C.